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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Think Partnership Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88409N101
(CUSIP Number)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

With a copy to:

Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88409N101	Page	2	of	15
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,232,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,232,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,232,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
1 Based on 67,646,350 shares of common stock issued and outstanding as of November 1, 2007, as reported in the Form 10-Q filed by the Company on November 1, 2007.

CUSIP No.	88409N101	Page	3	of	15
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,232,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,232,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,232,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
2 Based on 67,646,350 shares of common stock issued and outstanding as of November 1, 2007, as reported in the Form 10-Q filed by the Company on November 1, 2007.

CUSIP No.	88409N101	Page	4	of	15
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,232,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,232,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,232,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; IN
3 Based on 67,646,350 shares of common stock issued and outstanding as of November 1, 2007, as reported in the Form 10-Q filed by the Company on November 1, 2007.

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of Think Partnership Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 15550 Lightwave Drive, Suite 300, Clearwater, Florida 33760.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).
     This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), certain managed accounts (the “Managed Accounts”), Magnetar SGR Fund, Ltd. (“SGR Fund 1”) and Magnetar SGR Fund, LP (“SGR Fund 2”). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), and Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment manager to certain private investment funds, including the Managed Accounts, SGR Fund 1 and SGR Fund 2. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, SGR Fund 1 and SGR Fund 2. Magnetar Financial and Magnetar Investment Management are not required under applicable law to be reporting persons hereunder. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.
     (b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment advisor and manager of private investment funds, including Magnetar Capital Master Fund; Magnetar Investment Management is an SEC registered investment advisor and manager of private investment funds, including the Managed Accounts, SGR Fund 1 and SGR Fund 2; Magnetar Capital Partners is a privately held limited partnership and the sole member of Magnetar Financial and Magnetar Investment Management; Supernova Management is a privately held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Financial is a Delaware limited liability company. Magnetar Investment Management is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used in purchasing the securities included in Item 5 of this Statement was approximately $12,585,158.27.
ITEM 4. PURPOSE OF TRANSACTION
     A representative of both Magnetar Financial and Magnetar Investment Management has indicated to the Company his view that the Board of Directors of the Company should be strengthened by adding outside directors with industry experience, and such representative has also suggested certain persons for the Company’s consideration. The Reporting Persons reserve the right to continue to suggest persons for consideration by the Company.
     The Reporting Persons expressly hereby affirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to Schedule 13D. Each of the Reporting Persons also reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,937,239 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 4.3% of the Shares, based on 67,646,350 Shares issued and outstanding as of November 1, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the SEC on November 1, 2007. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of a warrant (the “Warrant”),

(B) 693,144 Shares issuable upon exercise of an inducement warrant (“Inducement Warrant 1”) and (C) 346,572 Shares issuable upon exercise of a second inducement warrant (“Inducement Warrant 2,” and collectively with Inducement Warrant 1, the “Inducement Warrants”), in each case, held for the account of Magnetar Capital Master Fund. The terms of the Warrant and the Inducement Warrants each contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant or the Inducement Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% or 4.90%, respectively, of the Shares outstanding immediately after giving effect to such exercise (each such provision being a “Blocker”). As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,976,955 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 3,295,138 Shares. This amount consists of: (A) 3,137,969 Shares held for the account of the Managed Accounts, (B) 6,399 Shares held for the account of SGR Fund 1 and (C) 150,770 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 4.9% of the Shares, based 67,646,350 Shares issued and outstanding as of November 1, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the SEC on November 1, 2007.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 6,232,377 Shares. This amount consists of: (A) 2,937,239 Shares held for the account of Magnetar Capital Master Fund, (B) 3,137,969 Shares held for the account of the Managed Accounts, (C) 6,399 Shares held for the account of SGR Fund 1 and (D) 150,770 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 9.2% of the Shares, based 67,646,350 Shares issued and outstanding as of November 1, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the SEC on November 1, 2007. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,272,093 Shares.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,937,239 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, Magnetar Financial would be deemed to beneficially own 4,976,955.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the (A) 3,137,969 Shares held for the account of the Managed Accounts, (B) 6,399 Shares held for the account of SGR Fund 1 and (C) 150,770 Shares held for the account of SGR Fund 2.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 6,232,377 Shares. The foregoing excludes (A) 1,000,000 Shares issuable upon exercise of the Warrant, (B) 693,144 Shares issuable upon exercise of Inducement Warrant 1 and (C) 346,572 Shares issuable upon exercise of Inducement Warrant 2, in each case, held for the account of Magnetar Capital Master Fund. As a result of application of the Blocker contained in each of the Warrant and the Inducement Warrants, neither the Warrant nor the Inducement Warrants are currently exercisable, and the Shares issuable upon exercise of the Warrant and Inducement Warrants have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blockers, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 8,272,093 Shares.
     (c) Schedule A annexed hereto lists all transactions in the Company’s Shares in the last 60 days by the Reporting Persons.
     (d) Not Applicable.
     (e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.
     In connection with a private placement of securities by the Company (as described in the Form 8-K filed by the Company with the SEC on March 22, 2006 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Securities Purchase Agreement, dated as of March 20, 2006 (the “Preferred Purchase Agreement”), a copy of which is attached hereto as Exhibit 99.2 and the terms of which are incorporated herein by reference, pursuant to which, among other things, Magnetar Capital Master Fund agreed to purchase 5,000 shares of Series A Convertible Preferred Stock of the Company (the “Preferred Stock”) and the Warrant each on the terms and conditions contained in the Preferred Purchase Agreement, and (2) a Registration Rights Agreement, dated as of March 20, 2006 (the “Preferred Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 99.3 and the terms of which are incorporated herein by reference, and (ii) on April 5, 2006, purchased the 5,000 shares of Preferred Stock and the

Warrant, a copy of which is attached hereto as Exhibit 99.4 and the terms of which are incorporated herein by reference.
     Under the Preferred Purchase Agreement, the Company agreed to sell, and Magnetar Capital Master Fund agreed to purchase, on customary terms and conditions, 5,000 shares of the Preferred Stock and the Warrant for an aggregate purchase price of $5,000,000. In addition to the customary terms and conditions, the Preferred Purchase Agreement contains provisions which (i) restrict the issuance of certain securities (subject to certain exceptions) by the Company for a period of two years following the closing date (which was April 5, 2006), (ii) restrict the Company from engaging in certain types of variable rate transactions and (iii) grant Magnetar Capital Master Fund a limited right to participate in future issuances of securities by the Company, which right expires two years following the closing date.
     Under the Preferred Registration Rights Agreement, the Company agreed: (a) to file a registration statement within 45 business days of the closing date to register for resale the registrable securities (as defined in the Preferred Registration Rights Agreement), (b) to have such registration statement declared effective within 120 calendar days of the closing date, and (c) to maintain the effectiveness of such registration statement until the earlier of (i) the date as of which the holders of registrable securities may sell all of the registrable securities without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, or (ii) the date on which the holders of registrable securities have sold all of the registrable securities covered by such registration statement. If the Company fails to comply with the foregoing, the Company is required to pay to each of the holders of registrable securities an amount in cash equal to 1% of the original purchase price of such holder’s registrable securities on the occurrence of any such failure and for each thirty-day period occurring until such failure is cured (pro rated for periods totaling less than thirty days), provided that such payments are subject to an aggregate cap.
     The Warrant is exercisable for 1,000,000 Shares at an initial exercise price of $2.50 per share. The Warrant expires on March 20, 2011. The Warrant also contains full-ratchet anti-dilution provisions that provide for a full adjustment to the exercise price and the number of Shares to be issued in the event the Company, in certain circumstances, issues securities at a price below the then-applicable exercise price of the Warrant; provided, however, that in no event shall the exercise price be adjusted to an amount equal to less than $2.00 per share.
     In connection with a private sale of securities by certain selling stockholders of the Company (as described in the Form 8-K filed by the Company with the SEC on July 6, 2006 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Securities Purchase Agreement, dated as of June 30, 2006 (the “Purchase Agreement”), a copy of which is attached hereto as Exhibit 99.5 and the terms of which are incorporated herein by reference, pursuant to which, among other things, Magnetar Capital Master Fund agreed to acquire an aggregate of 4,200,000 Shares (which included Shares issuable upon exercise of a warrant to be acquired from the selling stockholders, which warrant was immediately exercised after it was acquired) on the terms and conditions contained therein and (2) a Registration Rights Agreement, dated as of June 30, 2006 (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 99.6 and the terms of which are incorporated herein by reference, and (ii) on July 3, 2006, acquired the 4,200,000 Shares (which included the Shares issuable upon exercise of such warrant, which warrant was immediately exercised).

     Under the Purchase Agreement, the selling stockholders agreed to sell, and Magnetar Capital Master Fund agreed to acquire, on customary terms and conditions the 4,200,000 Shares (which included the Shares issuable upon exercise of such warrant, which warrant was immediately exercised) for an aggregate purchase price of $6,006,000. In connection with the Purchase Agreement, the Company made customary representations and warranties to Magnetar Capital Master Fund and permitted the transfer of certain registration rights held by the selling stockholders as to such Shares, which were transferred to Magnetar Capital Master Fund concurrently with the closing of the sale of such Shares.
     Under the Registration Rights Agreement, the Company agreed: (a) to file a registration statement to register for resale the registrable securities (as defined in the Registration Rights Agreement) within the earlier of: (i) the later of (A) 30 calendar days following the closing date and (B) 20 calendar days following the receipt by the Company of any comments to the Company’s existing registration statement on Form SB-2 from the SEC and (ii) 60 calendar days following the closing date, (b) to have such registration statement declared effective within the earlier of: (i) the 90th calendar day following the closing date (provided, that, if the SEC reviews and has written comments to the registration statement that would require the filing of a pre-effective amendment with the SEC, then the 120th calendar day following the closing date) and (ii) the fifth trading day following the date on which the Company is notified by the SEC that the initial registration statement will not be reviewed or is no longer subject to further review and comments, and (c) to maintain the effectiveness of such registration statement until the earlier of: (i) five years after effective date of the registration statement, (ii) the date on which the holders of registrable securities have publicly sold all of the registrable securities covered by such registration statement, or (iii) the date as of which the holders of registrable securities may sell all of the registrable securities without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected holders.
     In connection with an effort by the Company to create an incentive for the voluntary conversion of the Preferred Stock sold to investors in connection with the Preferred Purchase Agreement (as described in the Form 8-K filed by the Company with the SEC on December 13, 2006 to which reference is hereby made), Magnetar Capital Master Fund (i) entered into a separate letter agreement, dated as of December 12, 2006 (the “Conversion Letter Agreement”), a copy of which is attached hereto as Exhibit 99.7 and the terms of which are incorporated herein by reference, pursuant to which, among other things, Magnetar Capital Master Fund agreed to convert all its shares of Preferred Stock into Shares in exchange for the Inducement Warrants on the terms and conditions contained therein and (ii) pursuant to the Conversion Letter Agreement, converted all such shares of Preferred Stock into 2,500,000 Shares on or before February 28, 2007.
     Inducement Warrant 1, a copy of which is attached hereto as Exhibit 99.8 and the terms of which are incorporated herein by reference, is exercisable for 693,144 Shares at an initial exercise price of $3.05 per share. Inducement Warrant 2, a copy of which is attached hereto as Exhibit 99.9 and the terms of which are incorporated herein by reference, is exercisable for 346,572 Shares at an initial exercise price of $4.00 per share. The Inducement Warrants each expire on the five year anniversary of the issuance date (which was, in each case, December 5, 2006). The Inducement Warrants also contain full-ratchet anti-dilution provisions that provide for a full adjustment to the exercise price and the number of Shares to be issued in the event the

Company, in certain circumstances, issues securities at a price below the then-applicable exercise price; provided, however, that in no event shall the exercise price be adjusted to an amount equal to less than $2.55 per share in the case of Inducement Warrant 1 and $3.50 per share in the case of Inducement Warrant 2.
     Additionally, under each of the Inducement Warrants, the Company agreed: (a) to file, within 60 days following a demand from the holder thereof, a registration statement covering the Shares issuable upon the exercise of the Inducement Warrants, as applicable (the “Warrant Shares”), (b) to have such registration statement declared effective within 120 days after the receipt of the demand from such holder, and (c) to maintain the effectiveness of such registration statement until the earlier of: (i) the date as of which the holder may sell all of the Warrant Shares covered by such registration statement without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended or (ii) the date on which the holder shall have sold all of the Warrant Shares covered by such registration statement. If the Company fails to comply with the foregoing, the Company is required to pay to the holder an amount in cash equal to the product of (I) the aggregate number of Warrant Shares included in the registration statement multiplied by (II) the closing sale price on the trading day immediately following the public announcement of the issuance of the Inducement Warrants multiplied by (III) 0.5%, on the occurrence of any such failure and for each thirty-day period occurring until such failure is cured (pro rated for periods totaling less than thirty days), provided that such payments to Magnetar Capital Master Fund shall not exceed $115,522 in the case of Inducement Warrant 1 and $57,762 in the case of Inducement Warrant 2.
     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 13, 2008, among the Reporting Persons.
99.2	Securities Purchase Agreement, dated as of March 20, 2006, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.3	Registration Rights Agreement, dated as of March 20, 2006, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.4	Warrant, dated as of March 20, 2006, issued by the Company to Magnetar Capital Master Fund.
99.5	Securities Purchase Agreement, dated as of June 30, 2006, by and among certain selling stockholders, Magnetar Capital Master Fund, the Company, and the other parties identified on the signature pages thereto.

99.6	Registration Rights Agreement, dated as of June 30, 2006, by and among the Company, certain selling stockholders, Magnetar Capital Master Fund, and the other parties identified on the signature pages thereto.
99.7	Conversion Letter Agreement, dated as of December 12, 2006, by and between the Company and Magnetar Capital Master Fund.
99.8	Inducement Warrant 1, dated as of December 5, 2006, issued by the Company to Magnetar Capital Master Fund.
99.9	Inducement Warrant 2, dated as of December 5, 2006, issued by the Company to Magnetar Capital Master Fund.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2008

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons in the last 60 days.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the accounts of Magnetar SGR Fund, Ltd, Magnetar SGR Fund, LP and the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

01/28/2008	15,000	$1.1101	$16,651.50
01/31/2008	7,288	$1.1508	$8,387.03
02/01/2008	24,600	$1.2094	$29,751.24
02/04/2008	10,000	$1.25	$12,500.00
02/06/2008	46,512	$1.2104	$56,298.13
02/11/2008	14,500	$1.1973	$17,360.85
02/13/2008	14,700	$1.1484	$16,881.48
02/19/2008	25,000	$1.0374	$25,935.00
02/21/2008	66,900	$1.0652	$71,261.88
02/22/2008	50,000	$1.1301	$56,505.00

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

01/23/2008	(108,337)	$1.11	$120,254.07
01/23/2008	108,337	$1.11	$120,254.07
01/25/2008	2,992	$1.154	$3,452.77
03/06/2008	963,380	$0.99	$953,746.20

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

01/14/2008	(500,000)	$1.2323	$616,150.00
01/15/2008	(152,200)	$1.2764	$194,268.08
01/16/2008	(22,300)	$1.3018	$29,030.14
03/06/2008	(963,380)	$0.99	$953,746.20

(1)	Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 13, 2008, among the Reporting Persons.
99.2	Securities Purchase Agreement, dated as of March 20, 2006, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.3	Registration Rights Agreement, dated as of March 20, 2006, by and among the Company, Magnetar Capital Master Fund and the other parties identified on the signature pages thereto.
99.4	Warrant, dated as of March 20, 2006, issued by the Company to Magnetar Capital Master Fund.
99.5	Securities Purchase Agreement, dated as of June 30, 2006, by and among certain selling stockholders, Magnetar Capital Master Fund, the Company, and the other parties identified on the signature pages thereto.
99.6	Registration Rights Agreement, dated as of June 30, 2006, by and among the Company, certain selling stockholders, Magnetar Capital Master Fund, and the other parties identified on the signature pages thereto.
99.7	Conversion Letter Agreement, dated as of December 12, 2006, by and between the Company and Magnetar Capital Master Fund.
99.8	Inducement Warrant 1, dated as of December 5, 2006, issued by the Company to Magnetar Capital Master Fund.
99.9	Inducement Warrant 2, dated as of December 5, 2006, issued by the Company to Magnetar Capital Master Fund.